Exhibit 99.1

THOMSON REUTERS CORPORATION,

as Issuer

to

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Trustee

______________________________________

EIGHTEENTH SUPPLEMENTAL INDENTURE

Dated as of March 30, 2010

to

INDENTURE

Dated as of November 20, 2001

______________________________________

This Eighteenth Supplemental Indenture, dated as of the 30th day of March, 2010, between Thomson Reuters Corporation, a corporation organized under the laws of the Province of Ontario (hereinafter called the “Company”), and Deutsche Bank Trust Company Americas, a New York corporation, as trustee (hereinafter called the “Notes Trustee”).

WITNESSETH:

WHEREAS, the Company and Computershare Trust Company of Canada (hereinafter called the “Initial Trustee”) entered into an Indenture, dated as of November 20, 2001 (together with any indentures supplemental thereto, excluding this Eighteenth Supplemental Indenture, the “Original Indenture”), pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, Section 301 of the Original Indenture permits the terms of any series of Securities to be established in an indenture supplemental to the Original Indenture; and

WHEREAS, Section 901 of the Original Indenture provides that a supplemental indenture may be entered into by the Company and a Trustee without the consent of any Holders of the Securities for certain purposes stated therein; and

WHEREAS, Section 609(b) of the Original Indenture provides, among other things, that a successor Trustee may be appointed by the Company with respect to the Securities of one or more series, and the Company, the Initial Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental to the Original Indenture wherein each successor Trustee shall accept such appointment; and

WHEREAS, the Company, the Initial Trustee and the Notes Trustee entered into an Eighth Supplemental Indenture dated September 20, 2005, pursuant to which the Notes Trustee was made a Trustee under the Original Indenture and certain other amendments were made to the Original Indenture; and

WHEREAS, the Company, the Initial Trustee and the Notes Trustee entered into an Eleventh Supplemental Indenture dated May 29, 2008, pursuant to which Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC) was deemed to be a Subsidiary for so long as the DLC Structure was in effect and certain other amendments were made to the Original Indenture; and

WHEREAS, the Company has requested the Notes Trustee to join with it in the execution and delivery of this Eighteenth Supplemental Indenture in order to supplement the Original Indenture by, among other things, establishing certain terms of one series of Securities to be known as the Company’s “5.85% Notes due 2040” (the “Notes”), and adding certain provisions thereof for the benefit of the Holders of the Notes; and

WHEREAS, the Company has furnished the Notes Trustee with an Opinion of Counsel and a duly authorized and executed Company Order dated March 30, 2010 authorizing the execution of this Eighteenth Supplemental Indenture and the issuance of the Notes; and

WHEREAS, all things necessary to make this Eighteenth Supplemental Indenture a valid agreement of the Company and the Notes Trustee and a valid supplement to the Original Indenture have been done.

NOW, THEREFORE, THIS EIGHTEENTH SUPPLEMENTAL INDENTURE for and in consideration of the premises and the purchase of the Notes to be issued hereunder by Holders thereof, the Company and the Notes Trustee mutually covenant and agree, for the equal and proportionate benefit of the Holders from time to time of the Notes, as follows:

ARTICLE I

DEFINITIONS

The Original Indenture together with this Eighteenth Supplemental Indenture is hereinafter sometimes collectively referred to as the “Indenture.”  All capitalized terms which are used herein and not otherwise defined herein are defined in the Original Indenture and are used herein with the same meanings as in the Original Indenture.

For all purposes of this Eighteenth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or the context otherwise requires:

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to one of the Thomson Reuters Entities; (2) the first day on which a majority of the members of the Board of Directors are not Continuing Directors; (3) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Company Voting Stock, measured by voting power rather than number of shares; or (4) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the Company Voting Stock, measured by voting power rather than number of shares. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Company Voting Stock” means, collectively, stock of the class or classes of the Company having general voting power under ordinary circumstances to elect at least a majority of the Board of Directors (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and, at any particular time, any other securities of the Company (excluding debt securities and the Thomson Reuters Founders Share in the Company held by Thomson Reuters Founders Share Company) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, a Reference Treasury Dealer Quotation for such Redemption Date.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors on the date of the issuance of the Notes; or (2) was nominated for election, elected or appointed to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Company’s management information circular in which such member was named as a nominee for election as a director).

“DBRS” means DBRS Limited.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Fitch” means Fitch Ratings Ltd.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB (low) (or the equivalent) by DBRS or BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Company and reasonably satisfactory to the Notes Trustee, or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Company after consultation with the Notes Trustee.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (a) each of Moody’s, S&P, DBRS and Fitch; and (b) if any of the Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company (as certified by a resolution of the Board of Directors) as a replacement for Moody’s, S&P, DBRS or Fitch, or some or all of them, as the case may be.

“Rating Event” means the rating of the Notes is lowered by (a) at least three out of four Rating Agencies, if there are four Rating Agencies or (b) each of the Rating Agencies, if there are less than four Rating Agencies, and the Notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or the Company’s intention to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular Change of Control (and will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Notes Trustee in writing at the Company’s or the Notes Trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control whether or not the applicable Change of Control has occurred at the time of the rating event.

“Reference Treasury Dealer Quotation” means, with respect to one of the Reference Treasury Dealers and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Notes Trustee by one of the Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such Redemption Date.

“Reference Treasury Dealers” means one of J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, RBS Securities Inc. and UBS Securities LLC or their respective affiliates which are primary U.S. government securities dealers, or their respective successors or one other primary U.S. government securities dealers selected by the Company; provided, however, that if any of the foregoing or its affiliates shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), another Primary Treasury Dealer will be substituted therefor by the Company.

“S&P” means Standard & Poor’s Rating Services.

“Thomson Reuters” means the Company and its consolidated subsidiaries and “Thomson Reuters Entity” means any one of them.

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Wholly-Owned Subsidiary” means any Subsidiary of which the Company, at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, owns 100% of the shares of Voting Stock of such Subsidiary.

“Woodbridge” means The Woodbridge Company Limited, a corporation incorporated under the laws of the Province of Ontario.

 “Woodbridge Group” means at any particular time such of (a) Woodbridge, (b) the Affiliates of Woodbridge, and (c) the respective successors and assigns of Woodbridge or any such Affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

ARTICLE II

STANDARD PROVISIONS; THE NOTES

Section 201.          Creation of the Notes; Designation.

In accordance with Section 301 of the Indenture, the Company hereby creates the Notes as a series of its Securities issued pursuant to the Indenture.  The Notes shall be designated as the “5.85% Notes due 2040.”

Section 202.          Form of the Notes.

The Notes shall be represented by a fully-registered global note in book-entry form (each a “Global Note”) which shall be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) and registered in the name of the nominee of DTC.  The Notes shall be in the form of Exhibit I attached hereto.  So long as DTC, or its nominee, is the registered owner of a Global Note, DTC or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture.  Ownership of beneficial interests in a Global Note shall be shown on, and transfers thereof shall be effected only through, records maintained by DTC (with respect to beneficial interests of participants or persons that hold interests through participants) or by participants or persons that hold interest through participants (with respect to beneficial interests of beneficial owners).  Beneficial interests in a Global Note will be held in denominations of $2,000 and integral multiples of $1,000 in excess thereof.  A Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Section 203.          Terms and Conditions of the Notes.

The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this Eighteenth Supplemental Indenture, and in particular, the following provisions shall be terms of the Notes:

(a)            Date of Payment of Principal. The principal of the Notes shall be payable on April 15, 2040.

(b)            Interest.

(A)           The Notes shall bear interest at the rate of 5.85% per annum; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the same rate (to the extent that the payment of such interest shall be legally enforceable).

(B)            Interest in respect of the Notes shall accrue from and including March 30, 2010 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(C)            The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be April 15 and October 15 in each year, commencing October 15, 2010.

(D)           The Regular Record Dates for interest in respect of the Notes shall be April 1 and October 1 (whether or not a Business Day) in respect of the interest payable on April 15 and October 15, respectively.

(c)            Payment of Principal and Interest.  Settlement for the Notes shall be made in immediately available funds.  All payments of principal and interest shall be made by the Company in immediately available funds.  The Notes shall trade in the Same-Day Funds Settlement System of DTC until Maturity, and secondary market trading activity for the Notes shall settle in immediately available funds.

(d)            Optional Redemption. The Notes shall be redeemable at the election of the Company, in whole or in part, at any time on not less than 30 days’ and not more than 60 days’ prior notice at a Redemption Price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis at the applicable Treasury Rate plus 25 basis points for the Notes, in each case together with accrued interest thereon to the Redemption Date.  Such interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.  Unless the Company defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Notes or the portions thereof called for redemption.

(e)            Applicability of Defeasance or Covenant Defeasance.  The provisions of Article 14 of the Original Indenture shall apply to the Notes.

(f)             Additional Amounts.  The provisions of Section 1005 of the Original Indenture shall apply to the Notes.  Where any Person assumes the Company’s obligations under the Indenture as a result of an amalgamation, consolidation, merger, conveyance, transfer or lease effected in compliance with Article Eight of the Original Indenture and such Person is domiciled in a jurisdiction other than Canada or a political subdivision thereof, the provisions of Section 1005 of the Original Indenture shall apply to the Notes, with such modifications, additions or substitutions as may be necessary to ensure that all payments made by such Person under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the jurisdiction of domicile of such Person or any political subdivision thereof or by any authority or agency therein or thereof having power to tax subject to appropriate exceptions consistent with the nature of the exceptions set forth in clauses (a)(1) through (a)(4), inclusive, of Section 1005 of the Original Indenture.

(g)            Tax Redemption.  The Notes will also be redeemable, at the Company’s option, in whole and not in part, at any time, on not less than 30 days and not more than 60 days’ prior written notice, at 100% of the aggregate principal amount, together with accrued interest thereon to the date fixed for redemption by the Company, in the event the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after March 23, 2010, the date of the final prospectus supplement, which, in the Opinion of Counsel to the Company, will result in the Company becoming obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Note.  Any Person that assumes the obligations of the Company pursuant to Article Eight of the Original Indenture, may exercise the Company’s option hereunder, with the notice and on the terms described above, in the event such successor Person has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of any change in the laws (including any regulations promulgated thereunder) of the jurisdiction in which such Person is organized or existing (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date such successor Person assumes the Company’s obligations, which in the Opinion of Counsel to such successor Person, will result in such Person becoming obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Note.

(h)            Assumption by a Subsidiary.

(A)           The Company shall have the right at any time, without notice to or consent of the Holders of the Notes, to designate a Wholly-Owned Subsidiary incorporated and existing under the laws of Canada or any province thereof, any state of the United States, the United Kingdom, or any other country that is a member of the European Union to assume, as co-obligor (in this Section, a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to the Notes) and the Notes, provided that:

(I)             by an indenture supplemental to the Indenture, executed and delivered to the Notes Trustee, in form satisfactory to the Notes Trustee, the Co-Obligor shall expressly assume, as co-obligor on a joint and several basis with the Company, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), including the Redemption Price and Repayment Price, and interest on all the Notes and the performance of every covenant of the Indenture (insofar as it applies to the Notes) on the part of the Company to be performed or observed;

(II)           such supplemental indenture shall also provide that:

(i)             all payments made by the Co-Obligor under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed by or on behalf of the government of any jurisdiction in which the Co-Obligor is incorporated or has its principal place of business or from which it makes payment on or in respect of the Notes or by any authority or agency therein or thereof having the power to tax (in this Section, “Foreign Taxes”), unless the Co-Obligor is required to withhold or deduct any amount for or on account of Foreign Taxes by law or by the interpretation or administration thereof;

(ii)            if the Co-Obligor is so required to withhold or deduct any amount for or on account of Foreign Taxes from any payment made under or with respect to the Notes, the Co-Obligor will pay such additional amounts as may be necessary so that the net amount received by each Holder of Notes after such withholding or deduction will not be less than the amount the Holder of Notes would have received if such Foreign Taxes had not been withheld or deducted;

(iii)           immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(iv)           following such transaction, the Company shall not be discharged from its obligations and covenants under the Indenture and the Notes; and

(v)            the Company shall have delivered to the Notes Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such assumption and such supplemental indenture comply with this Section and that all conditions precedent provided for relating to such transaction have been complied with.

(B)           The obligations of the Co-Obligor under the Notes shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

(i)           Offer to Repurchase on Change of Control Triggering Event.

(A)           If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem the Notes, the Company will be required to make an offer to repurchase all, or, at the Holder’s option, any part (equal to $1,000 or an integral multiple thereof), of each Holder’s Notes on the terms set forth in this Section 203(i) (in this Section, the “Change of Control Offer”).  In the Change of Control Offer, the Company shall offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (in this Section, the “Change of Control Payment”).

(B)           Within 30 days following any Change of Control Triggering Event, the Company shall mail a notice to each Holder, with a copy to the Notes Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (in this Section, the “Change of Control Payment Date”), pursuant to the procedures required by this Section 203(i) and described in such notice.  The Company shall comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event.  To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions under this Section 203(i), the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 203(i) by virtue of such conflict.

(C)           On the Change of Control Payment Date, the Company will, to the extent lawful:

(I)             accept for payment all Notes or portions of the Notes properly tendered pursuant to the Change of Control Offer;

(II)           deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of the Notes properly tendered; and

(III)          deliver or cause to be delivered to the Notes Trustee the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of the Notes or portions of the Notes being purchased by the Company.

(D)           The Paying Agent will promptly mail to each Holder of properly tendered Notes the purchase price for such Notes, and the Notes Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of any such Note surrendered; provided that each new Note will be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

(E)            The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes properly tendered and not withdrawn under its offer.

(j)             Paying Agent and Place of Payment.  The Company and the Notes Trustee hereby appoint the Notes Trustee as the initial Paying Agent for the Notes.  So long as the Notes are in global form, the Place of Payment for the Notes will be New York, New York.

(k)            Trustee.  Pursuant to the Original Indenture:

(A)
The Notes Trustee is hereby appointed as trustee of the Notes and all future series of Securities for which it may be designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities and the Notes Trustee hereby accepts such appointment; and

(B)
The Initial Trustee acknowledges and agrees with the Company and the Notes Trustee that the Initial Trustee is not a trustee of the Notes or for any future such series of Securities for which it is not designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities.

Section 204.          Execution of the Notes.

For purposes of Section 303 of the Original Indenture, a Treasurer may execute the Notes.

ARTICLE III

EVENTS OF DEFAULT

Section 301.          Events of Default.

For the benefit of Holders of the Notes, the following Events of Default are added to Section 501 of the Original Indenture pursuant to clause (7) of the Original Indenture and shall be considered as clause (7) to Section 501 for all purposes of the Original Indenture:

(a)            If the principal of any Debt of the Company or any Material Subsidiary (other than any Debt which is owed to the Company or a Subsidiary) is not paid at its final maturity, or if such principal shall be declared due and payable prior to its final maturity as a result of default, or if the Company or any Material Subsidiary shall fail to honor a Guarantee of any Debt and the aggregate of all such sums not paid, not honored or declared due and payable shall be in excess of 3% of Consolidated Shareholders’ Equity and, in any such case, the time for payment of such principal or Debt shall not have been effectively extended, provided, however, that there shall be excluded from the provisions of this Event of Default any of the above events where:

(A)
the relevant Debt was made available by financiers (including, without limitation, sellers, lenders and lessors) who can only have recourse to an action in damages and/or to specified assets or revenues and/or to assets or revenues of a specified project or projects and/or to an amount calculated by reference to any such assets or revenues; or

(B)
the relevant Debt was incurred by a special purpose corporation (being a corporation whose principal assets and business at the time such Debt was originally agreed to be made available related to the project or projects for which such Debt was to be incurred) and in respect of such Debt the creditor can only have recourse to the Company by way of an action in damages and/or to specified assets or revenues and/or to assets or revenues of a specified project or projects and/or to an amount calculated by reference to any such assets or revenues.

Notwithstanding the terms of Subsection 503(a) of the Original Indenture, in the event of a declaration of acceleration in respect of the Notes because an Event of Default as specified above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Debt that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt, and written notice of such discharge or rescission, as the case may be, shall have been given to the Notes Trustee by the Company and countersigned by the holders of such Debt or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period; or

(b)            The failure by the Company to comply with its obligations set forth in Section 203(i) of this Eighteenth Supplemental Indenture.

ARTICLE IV

MISCELLANEOUS PROVISIONS

Section 401.          Effect of Eighteenth Supplemental Indenture.

(a)            This Eighteenth Supplemental Indenture is a supplemental indenture within the meaning of Section 901 of the Original Indenture, and the Original Indenture shall be read together with this Eighteenth Supplemental Indenture and shall have the same effect over the Notes in the same manner as if the provisions of the Original Indenture and this Eighteenth Supplemental Indenture were contained in the same instrument.

(b)            In all other respects, the Original Indenture is confirmed by the parties hereto as supplemented by the terms of this Eighteenth Supplemental Indenture.

Section 402.          Effect of Headings and Table of Contents.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 403.          Successors and Assigns.

All covenants and agreements in this Eighteenth Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 404.          Severability Clause.

In case any provision in this Eighteenth Supplemental Indenture or in any Notes, as applicable, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 405.          Benefits of Indenture.

Nothing in this Eighteenth Supplemental Indenture or in the Notes, as the case may be, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Security Registrar and their successors hereunder, the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Eighteenth Supplemental Indenture.

Section 406.          Counterparts.

This Eighteenth Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.  Counterparts may be executed either in original or faxed form and the parties hereto adopt any signatures received by a receiving fax machine as the original signature of such party.

Section 407.          Acceptance of Trusts.

The Notes Trustee hereby accepts the trusts in this Eighteenth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders from time to time, subject to the terms and conditions of the Indenture.

Section 408.          Effective Time.

This Eighteenth Supplemental Indenture shall become effective upon the execution and delivery of this Eighteenth Supplemental Indenture by the Company and the Notes Trustee.

*      *      *      *     *

IN WITNESS WHEREOF, the parties hereto have caused this Eighteenth Supplemental Indenture to be duly executed and attested, all as of the day and year first written above.

THOMSON REUTERS CORPORATION,
as Issuer

			By:	/s/ David Shaw
				Name:	David Shaw
				Title:	Treasurer

Attest:	/s/ Marc Gold
	Name:	Marc Gold
	Title:	Assistant Secretary

DEUTSCHE BANK TRUST COMPANY
AMERICAS,
as Trustee

by

DEUTSCHE BANK NATIONAL TRUST
COMPANY

			By:	/s/ Irina Golavashchuk
			Name:	Irina Golavashchuk
			Title:	Assistant Vice President

			By:	/s/ David Contino
			Name:	David Contino
			Title:	Vice President

Attest:	/s/ Kenneth R. Ring
	Name:	Kenneth R. Ring
	Title:	Vice President

ACKNOWLEDGED AND AGREED, as of the day and year first written above, solely with respect to Section 203(k) hereof.

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Initial Trustee

By:	/s/ Chris Nitsis
	Name:	Chris Nitsis
	Title:	Professional, Corporate Trust

By:	/s/ David Ha
	Name:	David Ha
	Title:	Professional, Corporate Trust

[Signature page to Eighteenth Supplemental Indenture]

EXHIBIT I

(Form of Global Notes)

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

THOMSON REUTERS CORPORATION

5.85% Notes due 2040

No. A-1	US$500,000,000
CUSIP: 884903BH7
ISIN: US884903BH70

Thomson Reuters Corporation, a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of US$500,000,000 (FIVE HUNDRED MILLION UNITED STATES DOLLARS) on April 15, 2040, at the office or agency of the Corporation referred to below, and to pay interest thereon on October 15, 2010 and semi-annually thereafter, on April 15 and October 15 in each year, from March 30, 2010, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.85% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for.  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be April 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.  Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

2

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed and attested.

Dated: March 30, 2010	THOMSON REUTERS CORPORATION

By:
Name:
Title:

Attest:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated as the 5.85% Notes due 2040, and issued under the Indenture as described herein.

DEUTSCHE BANK TRUST COMPANY
AMERICAS,
as Trustee

by

DEUTSCHE BANK NATIONAL TRUST
COMPANY

Dated: March 30, 2010	By
Authorized Officer

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY CERTIFIED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation designated as its 5.85% Notes due 2040 (herein called the “Securities”) issued under an indenture dated as of November 20, 2001 (herein called the “Original Indenture”) between the Corporation and Computershare Trust Company of Canada, as trustee (“Computershare”), an Eighth Supplemental Indenture among the Corporation, Computershare and Deutsche Bank Trust Company Americas, as trustee, (herein called the “Trustee”, which term includes any successor trustee under the Indenture) dated as of September 20, 2005, an Eleventh Supplemental Indenture between the Corporation, Computershare and the Trustee dated as of May 29, 2008 and an Eighteenth Supplemental Indenture between the Corporation, the Trustee and Computershare dated as of March 30, 2010 (the “Eighteenth Supplemental Indenture,” and collectively referred to herein as, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered.  This Security is a global Security representing US$500,000,000 aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Corporation and will not be guaranteed.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Corporation maintained or caused to be maintained for that purpose in New York, New York or at such other office or agency of the Corporation as may be maintained or caused to be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Corporation (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Corporation or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

The Corporation will pay to the Holders, other than Excluded Holders, such Additional Amounts as may be payable under Section 1005 of the Indenture and any Person who assumes the Corporation’s obligations hereunder as a result of an amalgamation, consolidation, transfer or lease effected in compliance with Article Eight of the Indenture will pay to the Holders, other than Excluded Holders, such Additional Amounts as may be payable under Section 1005 of the Indenture and Section 203(f) of the Eighteenth Supplemental Indenture.

The Securities are subject to redemption upon not less than 30 days’ and not more than 60 days’ notice, at any time, as a whole or in part, at the election of the Corporation at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis at the applicable Treasury Rate plus 25 basis points for the Securities, plus, in the case of (i) and (ii), accrued interest thereon to the Redemption Date, all as provided in the Indenture.  Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.  Unless the Corporation defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Securities or the portions thereof called for redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Securities.

“Comparable Treasury Price” means, with respect to any Redemption Date, a Reference Treasury Dealer Quotation for such Redemption Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Corporation and reasonably satisfactory to the Trustee, or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Corporation after consultation with the Trustee.

“Reference Treasury Dealer Quotation” means, with respect to one of the Reference Treasury Dealers and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by one of the Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such Redemption Date.

“Reference Treasury Dealers” means one of J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, RBS Securities Inc. and UBS Securities LLC or their respective affiliates which are primary U.S. government securities dealers, or their respective successors or one other primary U.S. government securities dealers selected by the Corporation; provided, however, that if any of the foregoing or its affiliates shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), another Primary Treasury Dealer will be substituted therefor by the Corporation.

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

The Securities will also be redeemable, at the Corporation’s option, in whole and not in part, at any time, on not less than 30 days and not more than 60 days’ prior written notice, at 100% of the aggregate principal amount, together with accrued interest thereon to the date fixed for redemption by the Corporation, in the event the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Securities, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after March 23, 2010, the date of the prospectus supplement, which, in the Opinion of Counsel to the Corporation, will result in the Corporation becoming obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Security.  A successor Person that assumes the obligations of the Corporation pursuant to Article Eight of the Original Indenture, may exercise the Corporation’s option hereunder, with the notice and on the terms described above, in the event such successor Person has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Securities, any Additional Amounts as a result of any change in the laws (including any regulations promulgated thereunder) of the jurisdiction in which such Person is organized or existing (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date such successor Person assumes the Corporation’s obligations, which in the Opinion of Counsel to such successor Person, will result in such person becoming obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Security.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant Record Date referred to on the face hereof.  Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If a Change of Control Triggering Event (as defined in the Eighteenth Supplemental Indenture) occurs, unless the Corporation has exercised its right to redeem the Securities, the Corporation will be required to make an offer to repurchase the Securities on the terms and subject to the conditions set forth in Section 203(i) of the Eighteenth Supplemental Indenture except that the Corporation will not be required to make such an offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Corporation, and such third party purchases all Securities properly tendered and not withdrawn under its offer.

If an Event of Default shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition to the Events of Default provided for in the Indenture and subject to certain exceptions described in the Indenture, (i) the failure by the Corporation or any Material Subsidiary to pay, when due, the principal of any Debt of the Corporation or any Material Subsidiary (other than any Debt which is owed to the Corporation or a Subsidiary) or to pay amounts due under any Guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders’ Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, or (ii) the failure by the Corporation to comply with its obligations set forth in Section 203(i) of the Eighteenth Supplemental Indenture, will constitute an Event of Default with respect to the Securities and continuance of such condition for a period of 60 days after there has been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such condition and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture.  In the event of a declaration of acceleration in respect to the Securities because an Event of Default described in clause (i) of this paragraph has occurred and is continuing, such declaration of acceleration shall be automatically annulled if the Debt that is subject to such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, in each case upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Corporation has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Eighteenth Supplemental Indenture) that is incorporated under the laws of Canada or any province thereof, any state of the United States, the United Kingdom, or any other country that is a member of the European Union to assume, as co-obligor (“Co-Obligor”) on a joint and several basis with the Corporation, all obligations of the Corporation under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied.  The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Corporation may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose in the Province of Ontario or at a central register maintained by the Trustee at the Corporate Trust Office in New York, New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.  As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

The Paying Agent for the Securities is Deutsche Bank Trust Company Americas.

If at any time, (i) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, or (ii) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security.  Such Securities in definitive registered form shall be registered in such names and issued in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee.  The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

Any money that the Corporation deposits with the Trustee or any Paying Agent or held by the Corporation in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Corporation upon the Corporation’s request subject to the mandatory provisions of any applicable unclaimed property law.  After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Corporation.

The Corporation’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.